PLYMOUTH ROCK TECHNOLOGIES INC. SIGNS MOU FOR Wi-Ti PROTOTYPE

Vancouver, BC – February 19, 2019 – Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTC: AXDRF) (“Plymouth Rock” or the “Company”) is pleased to announce that it has signed a memorandum of understanding (“MOU”) with Abicom International Ltd., a Qualcomm authorized design partner, to assist in the continued development of the Plymouth Rock Wi-Ti (Wireless Threat Indication) system and prototype. Wi-Ti is a passive detection system that uses Artificial Intelligence (AI) to analyze the radio waves within an area. The system uses radar-based algorithms to filter common items such as cell phones and general pocket items from concealed threats items such as assault weaponry and improvised explosive devices (IEDS).

The past three years have seen significant advances in the monitoring of Wi-Fi radio wave analysis. This includes Wi-Fi used to track and trace the movements of people in real time through walls. Similar techniques have used Wi-Fi radio waves to detect subtle changes in breathing and heart rates. The Plymouth Rock Wi-Ti technology advances that analysis to concealed threat detection. Unlike other emerging screening technologies Wi-Ti can be used in airport concourse areas, stadiums and open spaces at stand-off distances. Our unique radar imaging and signal processing technology allows for non-intrusive screening of crowds in real time. Further, with Wi-Ti, there are no radio emissions, so this method of detection can be freely used in any Wi-Fi enabled environment without special license or regulatory approval.

Abicom International has worked with many prominent security and technology companies, including Bosch Security, Siemens Transportation, QinetiQ, Harris Systems and Northern Light Technologies.

“Abicom International’s status as Qualcomm design centres is an assurance of excellence that is granted to less than eleven companies globally”. The partnership between Plymouth Rock and Abicom is about the drive to continuously expand the realm of possibilities for WiFi based technologies. Our partnership with Abicom International is a key milestone in our mission to deliver unparalleled safety-conscious solutions,” said Carl Cagliarini, SVP Business Development of Plymouth Rock Technologies Inc. (USA). “Leveraging the latest wireless processing technology, that will augment with the latest machine learning technologies will allow us to offer technologies that give security stakeholders and sensory advantage beyond any current capability or range.” David Edwards CEO of Abicom International stated “2019 has been a landmark year for Abicom International. Our radio modules have recently been selected by Aston Martin Limited for their Valkyrie model. Working with Plymouth Rock Technologies to help create the next generation of detection solutions is both an exciting and important partnership that we are part of ”.

About Abicom International

Abicom International is a highly regarded authorized design centre located in the United Kingdom. Abicom’s expertise includes long-range Wi-Fi transmission, Wireless CCTV, covert AP design, non-standard frequency options and intrinsically safe AP design, and specializes in some of the more unusual aspects of Wi-Fi/Wireless usage. Their key employees have over 30 years of experience in wireless transmission systems and have been working closely with Qualcomm Technologies for over 10 years. Abicom’s hardware, software and manufacturing capabilities offer a full concept to product delivery service, development solutions and volume migration through strategic relationships with Far East ODMs.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater “stand-off” distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock’s core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone (“MIRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603- 300- 7933

Investor Information:
Tasso Baras
+1-778- 477- 6990

(Not for dissemination in the United States of America)

Forward Looking Statements

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